Exhibit 99.1
Rogers Communications Inc. Announces Pricing of Public Offering of US$2.1 billion Fixed-to-Fixed Rate Subordinated Notes and Canadian Private Placement of Cdn$1.0 billion Fixed-to-Fixed Rate Subordinated Notes

TORONTO, February 10, 2025 -- Rogers Communications Inc. (TSX: RCI.A and RCI.B) (NYSE: RCI) (“RCI”) announced today that it has priced:
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a U.S. public offering of two series of US dollar denominated fixed-to-fixed rate subordinated notes with an aggregate principal amount of US$2.1 billion, consisting of US$1.1 billion of 7.0% fixed-to-fixed rate subordinated notes due 2055 and US$1.0 billion of 7.125% fixed-to-fixed rate subordinated notes due 2055 (collectively the “US Notes”), and

●	a Canadian private placement of $1.0 billion of 5.625% fixed-to-fixed rate subordinated notes due 2055 (the “Cdn Notes” and, together with the US Notes, the “Notes”).

The net proceeds from the issuance of the US Notes and the issuance of the Cdn Notes will be approximately US$2.07 billion and $989 million, respectively. RCI expects to use the net proceeds from both offerings to repay certain of our outstanding indebtedness and/or fund a portion of the purchase price for RCI’s pending acquisition of BCE Inc.’s indirect ownership stake in Maple Leaf Sports & Entertainment Inc. The offering of the US Notes and the offering of the Cdn Notes are each expected to close on February 12, 2025.

The US Notes will be issued pursuant to a prospectus supplement and accompanying prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) as part of an effective shelf registration statement on Form F-10. These documents are available at no charge by visiting EDGAR on the SEC website at www.sec.gov. A copy of the prospectus and prospectus supplement relating to the offering of the US Notes may also be obtained from RCI by contacting Investor Relations as described below. The US Notes are not being offered in Canada or to any resident of Canada.

The Cdn Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws in the United States and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act and applicable state securities laws. The Cdn Notes were offered exclusively to persons resident in a Canadian province, through a syndicate of agents on a private placement basis. The Cdn Notes will not be sold to investors outside of Canada.

This news release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Rogers Communications Inc.:
Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

Caution Concerning Forward-Looking Statements
This press release may include “forward‐looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”). RCI cautions that forward‐looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward‑looking information. A comprehensive discussion of risks associated with forward‑looking information can be found in RCI’s public reports and filings, including the risks outlined in the section entitled “Risks and Uncertainties Affecting our Business” in its management’s discussion and analysis of its audited consolidated financial statements as at and for the year ended December 31, 2023, and in the section entitled “Updates to Risks and Uncertainties Affecting our Business” in its management’s discussion and analysis of its unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2024, which are available under its profile at www.sedarplus.ca, and are also available at www.sec.gov, and in the section entitled “Risk Factors” in the prospectus. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking information, whether as a result of new information, future events, or otherwise.

For further information:
Investor Relations
1-844-801-4792
investor.relations@rci.rogers.com